Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

December 10, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 10, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Alpha Star Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one ordinary share, one warrant and one right

Ordinary Shares, par value $0.001

Warrants, each warrant exercisable for one-half of one Ordinary Share
at an exercise price of $11.50 per share

Rights to receive one-seventh (1/7) of one Ordinary Share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi